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                           June 23, 2021

       Timothy K. Driggers
       Chief Financial Officer
       EOG Resources, Inc.
       1111 Bagby
       Sky Lobby 2
       Houston, TX 77002

                                                        Re: EOG Resources, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Form 8-K filed May
6, 2021
                                                            File No. 001-09743

       Dear Mr. Driggers:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed May 6, 2021

       Exhibit 99.1
       Non-GAAP Financial Measures, page 16

   1.                                                   You state,    EOG
believes these measures may be useful to investors who follow the practice of some
industry analysts who make certain adjustments to GAAP measures (for example, to exclude
non-recurring items) to facilitate comparisons to others in EOG   s
                                                        industry, and who
utilize non-GAAP measures in their calculations of certain statistics
                                                        (for example, return on
capital employed and return on equity) used to evaluate EOG   s
                                                        performance.    For
each non-GAAP measure presented, please revise your disclosure to explain how management
uses the measure and why you believe it provides useful
                                                        information to
investors regarding your liquidity or performance. Refer to Item
                                                        10(e)(1)(i)(C) and (D)
of Regulation S-K.
 Timothy K. Driggers
EOG Resources, Inc.
June 23, 2021
Page 2
2. In the Cost per Barrel of Oil Equivalent, the calculation of total exploration costs excludes certain non-GAAP impairments. Please revise your disclosure to explain what the excluded impairments represent. In addition, please tell us why you believe excluding these impairments from your total exploration costs is appropriate.
3.       We note you present    Composite Average Margin per Boe (Non-GAAP)
(excluding
         DD&A and Total Exploration Costs),       Composite Average Margin per
Boe (Non-
         GAAP) (excluding Total Exploration Costs),    and    Composite Average
Margin per Boe
         (Non-GAAP) (including Total Exploration Costs).    Given these
measures are based on
         total Wellhead Revenues, less certain expenses it appears these non-GAAP measures should be reconciled to the most directly comparable GAAP measure, fully-loaded GAAP gross profit. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. Please tell us how you considered reconciling these measures to GAAP gross profit and revise your disclosure, as necessary.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brian McAllister at (202) 551-3341 or Myra
Moosariparambil at (202)
551-3796 with any questions.



FirstName LastNameTimothy K. Driggers                          Sincerely,
Comapany NameEOG Resources, Inc.
                                                               Division of
Corporation Finance
June 23, 2021 Page 2                                           Office of Energy
& Transportation
FirstName LastName